FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated November 2, 2011

TRANSLATION

Buenos Aires, November 2, 2011

To the
Buenos Aires Stock Exchange
National Securities Commission of Argentina

Ref.: Financial Statements as of 09/30/2011

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that the Company’s Board of Directors approved, at its meeting held on November 2, 2011, the financial statements for the nine-month period ended September 30, 2011. Relevant information of such financials statements of YPF S.A. follows.

Statement of Income (1)

Net income before income tax	6,712
Income tax	(2,206)
Net income for the nine-month period ended September 30, 2011	4,506

Detail of Shareholders’ Equity as of 09/30/2011 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	6,101
Issuance premiums	640
Total Shareholders’ contributions		10,674
Legal reserve		2,007
Deferred earnings		(293)
Reserve for future dividends		3,869
Unappropriated retained earnings		4,506
Total Shareholders’ Equity		20,763
(1) Amounts in accordance with Argentine GAAP

Subsection o)-Shares owned by the parent group

As of September 30, 2011 the parent group of the company owned 225,890,313 shares, class D and represented 57.43% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

TRANSLATION

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

GUILLERMO REDA Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 2, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer